FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For June 14, 2021

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

English summary of Registrant's immediate report filed with the Israeli Securities Authority, on June 14, 2021

CELLCOM ISRAEL ANNOUNCES COLLABORATION RE.
ELECTRICITY PROVISION WITH MESHEK ENERGY CORP.

Netanya, Israel – June 14, 2021 – Cellcom Israel Ltd. (TASE: CEL) (hereinafter: the "Company") announced today that the Company entered a term sheet for collaboration via a joint venture with Meshek Energy - Renewable Energy Ltd., or Meshek Energy, in the field of electricity provision in Israel to private and business customers (who own smart electricity meters) in accordance with the emerging reform of the Israeli Public Services Authority-Electricity to open segments in the production and supply chain of electricity to competition.

The activity in the field in collaboration with Meshek Energy is subject to various conditions and approvals, including obtaining a relevant license and entering into a definitive agreement. The Company cannot assure such terms and approvals will be met.

The Company estimates that this activity will not have a material effect on its results of operations in the coming years.

The Company's estimation is a forward-looking statement as defined in the U.S Private Securities Litigation Reform Act of 1995 and the Israeli Securities Law, 1968 and is subject to assumptions and uncertainties related to this activity, including due to regulatory changes, technological changes and other factors that are not under the Company's control which may lead to materially different outcome than that set forth above.

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is a leading Israeli communications group, providing a wide range of communications services. Cellcom Israel is the largest Israeli cellular provider, providing its cellular subscribers with a broad range of services including cellular telephony, roaming services, text and multimedia messaging, advanced cellular and data services and other value-added services in the areas of  mobile office, data protection etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates advanced networks enabling high-speed broadband and advanced multimedia services. Cellcom Israel offers nationwide customer service including telephone customer service, retail stores, and service and sale centers. Cellcom Israel further provides OTT TV services, internet infrastructure and connectivity services and international calling services, as well as landline telephone services in Israel.

CELLCOM

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	For June 14, 2021	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	VP Legal and Corporate Secretary